Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Forest Oil Corporation
Commission File Number: 1-13515
This material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest Oil Company (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.
THIS FILING CONTAINS SLIDES USED BY FOREST AND MARINER IN INVESTOR PRESENTATIONS BEGINNING ON SEPTEMBER 13, 2005.

Same Leadership. Same Strategies. Same Discipline. Improved Focus. THE "NEW" FST September 2005

THE "NEW" FST - Operations Spin-Off Drives Value STREAMLINED ASSET BASE, IMPROVED FOCUS AND BETTER POSITIONED FOR GROWTH Innovative transaction provides new optionality and returns value directly to Forest's shareholders Opportunistic tax-free spin / merge of offshore Gulf operations creates two highly focused and valuable enterprises Investment in Mariner Energy creates high quality, well positioned GOM independent with excellent track record and growth outlook Remaining Forest creates highly-focused onshore resource company to execute a more focused "acquire and exploit" strategy Forest's portfolio of long-life, concentrated assets in high quality basins provides a foundation for sustainable organic growth

KEY TRANSACTION TERMS 344 Bcfe of Forest offshore proved reserves (12/31/04) $200 Million of debt $50 Million of derivatives at 6/30/2005 $157 Million of ARO Tax-free Reverse Morris Trust transaction Spin-off of offshore Gulf of Mexico operations Stock-for-stock merger of "SpinCo" and Mariner 58.2% Forest shareholders 41.8% Mariner shareholders Scott D. Josey, Chairman & CEO 7 member board 2 members to be mutually agreed by Forest and Mariner Q4 2005 / Q1 2006 (economic effective date of July 1, 2005)* Asset Contribution Liability Contribution Structure Mariner Equity Ownership Mariner Management & Governance Expected Close * Subject to Mariner shareholder vote and SEC registration requirements and Forest bondholder consent

TRANSACTION RATIONALE Unlocks intrinsic shareholder value in a tax efficient manner Provides greater investor clarity with respect to value proposition of each entity Preserves ability to participate in continued success of two well-positioned enterprises SHAREHOLDER VALUE OPERATIONAL FOCUS FINANCIAL CAPABILITIES Provides greater strategic clarity and management focus for two separate and discreet asset bases, each with strong critical mass and track record Integrates offshore shelf portfolio into high growth offshore exploration-focused platform run by Mariner's proven management team Unleashes Forest's management to accelerate execution of resource oriented onshore "acquire and exploit" strategy Maintains credit quality of both companies Preserves financial flexibility of both companies to act opportunistically Provides Mariner with appropriate capital structure to fund exploration opportunities

Combination

Mariner - SpinCo Trend Map

Mariner Organization

Historical Performance

EBITDA Reconciliation

Exploration Track Record

Deepwater Exploration Expertise

Strong Competitive Positioning and Value * * *Reserves are pro-forma for acquisition of Bass Lite Note: Enterprise values as of September 9, 2005 Mean: $3.75 / Mcfe Mean: $10,500 / Mcfe

FOREST OIL'S REMAINING ASSETS 12/31/04 Reserves (Bcfe) YTD 2005 Production (MMcfe/d) 12/31/04 Net Acreage (M) Reserve Life Alaska 117 41 1,182 7.8 Canada 152 70 930 5.9 12/31/04 Reserves (Bcfe) YTD 2005 Production (MMcfe/d) 12/31/04 Net Acreage (M) Reserve Life Western 643 110 254 16.1 12/31/04 Reserves (Bcfe)* YTD 2005 Production (MMcfe/d) 12/31/04 Net Acreage (M)* Reserve Life* Southern 198 46 147 11.8 12/31/04 Reserves (Bcfe)* YTD 2005 Production (MMcfe/d) 12/31/04 Net Acreage (M)* Reserve Life Consolidated 1,110 267 7,698 11.4 12/31/04 Reserves (Bcfe)* YTD 2005 Production (MMcfe/d) 12/31/04 Net Acreage (M)* Reserve Life * Pro Forma for the Buffalo Wallow Acquisition and offshore spin-off Acquisitions 2005 Exploitation 2005 Exploration

Liquids Gulf Region 55 Canada 14 Alaska 8 Western 19 Buffalo Wallow 3 REALIGNING ASSET BASE - "The Perfect Pie" Liquids Gulf Region 38 Canada 10 Alaska 8 Western 36 Buffalo Wallow 8 Liquids Gulf Region 17 Canada 26 Alaska 15 Western 36 Buffalo Wallow 5 Old Forest Oil New Forest Oil Liquids Gulf Region 18 Canada 14 Alaska 11 Western 47 Buffalo Wallow 11 Offshore: 63% Onshore: 37% YTD 2005 Production: 267 MMcfe/d 2005 R/P: 11.4 Offshore: 83% Onshore: 17% YTD 2005 Production: 495 MMcfe/d 2005 R/P: 8.0 2004 Reserves: 1,110 Bcfe 55% Gas 74% PD * * Pro-Forma for the Buffalo Wallow acquisition and offshore spin-off 2004 Reserves: 1,454 Bcfe 61% Gas 75% PD * Western Southern Alaska B. Wallow 38% 36% 8% 10% 8% 11% 18% 14% 11% 46% Western Southern Alaska B. Wallow 55% 3% 9% 14% 19% 5% 17% 26% 16% 36%

....FOCUSED STRATEGY... Leadership Superb technical talent pool Deep managerial bench Proven acquiror Strategies Sustainable growth at high returns Intense focus on costs Discipline Rigorous evaluation criteria Capital budget adherence Focus Focused onshore portfolio Critical mass in core areas "4 Point" Philosophy Revised "4 Point" Strategy Grow organically 12% prod. growth in 2006 (10% organic) Exploit "new" portfolio and resource plays Identify attractive acquisition opportunities Strong track record and momentum Target prospect rich opportunities supported by land Tax-efficient acquiror ($706 MM NOLs) Reduce costs Cost control in all areas Preserve financial flexibility Strong free cash flow profile Remain in targeted Net Debt / Book Cap range of 30% - 40%

....AND COMPELLING INVESTOR APPEAL Uniquely positioned mid-cap with critical mass in multiple high quality basins Extensive drilling inventory in Texas Panhandle / Mid-Continent area Large scale Permian footprint and Haley Atoka exposure High quality Alberta Plains and Canadian Foothills inventory Significant Rockies acreage position High impact Onshore Louisiana and Texas exploration Significant acreage in developing Alaska gas Well-balanced resource play with visible organic growth profile Extensive exploitation inventory; over 2,350 projects Attractive exploration upside; 7.1 million net undeveloped acres Successful acquisition and exploitation track record fueling steady replenishment of drilling opportunities In excess of $1 billion in strategic acquisitions over last 2 years adding 681 Bcfe at an all-in cost of $1.51 / Mcfe Demonstrated ability to be disciplined with capital spending Excellent tax loss carryforward position (US $466 MM and Canada $240 MM)

SUSTAINABLE GROWTH PROFILE 101 106 205 262 290 151 139 130 132 15% CAGR July 31, 2003: Implementation of initial "4-Point" Game Plan (focused on balancing the portfolio) 310 149 161 130 101 132 104 Liquids Gas

EXTENSIVE PROSPECT INVENTORY Key Growth Platforms Project Inventory Net Reserve Potential (Bcfe) Buffalo Wallow (Texas Panhandle) From 40 to 20-acre spacing 362 396 Permian Basin 27,000 gross acres in Haley Atoka 679 565 Wild River From 640 to 160 acre spacing 120 54 Southern Frio,Yegua, Wilcox, Vicksburg trend 419 513 Rockies (Tight gas & Williston oil) 371 243 Onshore Cook Inlet Gas 32 1,875 Total 1,983 3,646

WESTERN BUSINESS UNIT - Buffalo Wallow Pud Locations Prb Locations Recent Granite Wash Completions Currently Drilling 120 Bcfe of estimated proved reserves and production of 29 MMcfe/d 370 drillsites identified (40 identified as PUD) Field approved for 20 acre downspacing Production increased 45% since acquisition (100% success rate) Production expected to increase to 40 to 45 MMcfe/d in 2006 33,000+ gross acres in trend Deep pay found in the Atoka

WESTERN BUSINESS UNIT - Delaware Basin Deep Gas Play Haley Atoka Morrow Play Rejuvenated in 2003 Area currently producing in excess of 100 MMcfe/d FST has 27,000 gross acres Vermejo Field - Two deep tests currently drilling and one completing

Wells drilled or acquired by Forest Oil Identified downspacing locations Forest Oil Lands Competitor wells Very active area for shallow and deep gas exploration on 21,000 acres Gross production increased from 17 to 36 MMcfe/d Well costs reduced Seven wells awaiting pipeline connection Two drilling rigs in the field 160 acre down-spacing and commingling recently approved Over 100 down-spacing locations identified CANADIAN BUSINESS UNIT - Wild River

Approximately 157,000 acres leased or optioned in this prolific Yegua and Wilcox trend (45% WI) 260 square miles of 3-D and 2,000 linear miles of 2-D data available to map Four wells in the field completed at an average of 4.4 MMcfe/d Two wells in progress SOUTHERN BUSINESS UNIT - Sabine

ALASKA BUSINESS UNIT - Onshore Alaska Gas Undeveloped onshore net acreage in excess of 1,100,000 acres West Foreland #2 (100% WI) tested 15 MMcfe/d Three Mile Creek Unit #1 (30% WI) tested 5 MMcfe/d from shallow zone Net undeveloped acreage of 96,000 surrounding the two discoveries New supply contract commences in Q4 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005 4 additional tests planned in 2005

Unocal 224.0 66 138 1.62 252,000 93,000 15.9 1.51 New Permian 112.9 25 109 1.04 32,000 5,000 - 1.04 Wiser Oil 330.0 64 191 1.73 388,000 288,000 57.6 1.43 Buffalo Wallow 235.0 25 120 1.96 22,000 11,000 2.2 1.94 Others 129.1 27 123 1.05 100,000 45,000 19.3 .89 Total 1,031.0 207 681 1.51 794,000 442,000 95.0 1.37 Consideration Initial Paid Production Reserves $ Amount Per Net Undevel. Other Amount Per ( $MM ) ( MMcfe/d ) ( Bcfe ) Mcfe / Res. Acreage Acreage Assets Mcfe / Res. Acquisition Total F&D cost of $1.51 on 681 Bcfe of reserves w/o allocation, $1.37 w/ allocation Production per Mcfe/d acquired at $4,981 with R/P of 9 years Primarily proved developed reserves, FST retained upside TARGETED AND SUCCESSFUL ACQUISITION PROGRAM

ACQUISITION LOOKBACK SUMMARY - 6/30/2005 Unocal, New Permian, Wiser, S. Bonus, Minihan, McAllen & Oxy Investment Reserves ( $MM ) ( Bcfe ) $ / Mcfe Original Acquisition 775 517 1.50 Cash Flow / Production (346) (91) 3.80 Subtotal 429 426 1.01 Capital Projects 188 133 1.41 Total Investment 617 559 1.10 45% of original investment paid out with 82% of reserves remaining 36% of total investment paid out with 108% of reserves remaining

ADDITIONAL REMAINING VALUE Unbooked discoveries S. Africa (tested 220 MMcfe/d) Mackenzie Delta (approximately 200 Bcfe of unbooked reserves) Carried interest on frontier acreage Gabon (100% carry on seismic and well to be spud in Q1 2006) S. Africa deepwater Cook Inlet Pipeline Company Lantern Drilling Company 8 company-owned drilling rigs operating in the Permian Basin Tax attributes $706 Million NOL (including Canadian tax pools of $240 MM) Extensive undeveloped acreage and seismic database worldwide

Natural Gas Swaps Contract Volumes (BBtu/d) 50.0 40.0 10.0 Weighted Average Price (per MMBtu) $6.02 $6.15 $5.51 Natural Gas Collars' Contract Volumes (BBtu/d) 40.0 - 40.0 Weighted Average Ceiling Price (per MMBtu) $11.53 $- $11.53 Weighted Average Floor Price (per MMBtu) $6.78 $- $6.78 Estimated Price Floor/Ceiling 33-35% $6.36-$8.47 31-33% $6.53-$10.32 Oil Swaps Contract Volumes (MBbl/d) 4.0 - 4.0 Weighted Average Price (per Bbl) $31.58 $- $31.58 Oil Collars Contract Volumes (MBbl/d) 5.5 - 5.5 Weighted Average Ceiling Price (per Bbl) $65.87 $- $65.87 Weighted Average Floor Price (per Bbl) $46.73 $- $46.73 Estimated Price Floor/Ceiling 23-24% $40.35-$51.43 38-40% $40.35-$51.43 Pre-Spin Spin Post-Spin Hedging Price Risk RISK MANAGEMENT - Favorably Positioned Approximately 36% hedged in 2006 with a weighted average ceiling price of $10.32 per MMbtu and $51.43 per Bbl Completely unhedged in 2007 2006

VALUE PROPOSITION - Peer Group Comparison 2004 Proved Reserves 2005 Production 2005 EV/Proved Reserves 2005 EV/Production Note: Enterprise values as of September 9, 2005. * Pro forma for Buffalo Wallow acquisition Mean $3.00/Mcfe Mean $13,750/Mcfe * *

Pro Forma Capitalization Table THE "NEW" FST - Summary of Opportunity Unlocks intrinsic shareholder value in a tax efficient manner and clarifies the value proposition Intensifies focus on two discreet asset bases, each with critical mass and competitive advantage Integrates offshore portfolio into high growth vehicle with deepwater exploration potential Unleashes Forest's management to aggressively execute the onshore resource- focused growth strategy Value Proposition Public valuations and M&A transactions support values of $3.00 per proved reserve and $13,750 per flowing Mcfe/d for remaining Forest Public valuations and M&A transactions support values of $3.75 per proved reserve and $10,500 per flowing Mcfe/d for Mariner/Spinco

CAUTIONARY STATEMENTS The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the terms "probable" and "possible" reserves, reserve "potential" or "upside" or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC's guidelines strictly prohibit Forest from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us. Investors are urged to consider closely the disclosure in Forest's Form 10-K for fiscal year ended December 31, 2004, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations. You can also obtain this form from the SEC by calling 1-800-SEC-0330. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Forest and Mariner assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this presentation are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Forest and Mariner cautions that their future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest's 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Also, the financial results of Forest's foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest's or Mariner's actual results and plans to differ materially from those in the forward-looking statements. This material is not a substitute for the registration statement on Form S-4 that Mariner will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC's website or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations. Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

2004 - 2005 (563 Leases)

2006 - 2007 (2,411 Leases)

2008 - 2009 (1,473 Leases)